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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITRADEdirect.com Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

204 BRIDGE STREET
(No. and Street)

CHARLEVOIX (City) MI (State) 49720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC ARLT 231 237-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company Baum, Joel, S. CPA
(Name – *if individual, state last, first, middle name*)

1515 University Drive Suite 209 Coral Springs FL 33071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC ARLT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iTRADEDIRECT.COM CORP, as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baum & Company, P.A.
Certified Public Accountants
1515 University Drive – Suite 226
Coral Springs, Florida 33071

Independent Auditor's Report

To The Stockholder
Itradedirect.com Corp.
Charlevoix, MI

We have audited the accompanying statement of financial condition of Itradedirect.com Corp., Inc., as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itradedirect.com Corp.,Inc. at June 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Coral Springs, Florida
August 25, 2006

Baum & Company PA

ITRADEDIRECT.COM CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEAR ENDED JUNE 30, 2006

ITRADEDIRECT.COM CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
YEAR ENDED JUNE 30, 2006

TABLE OF CONTENTS

Baum & Company, P.A.
Certified Public Accountants
1515 University Drive – Suite 226
Coral Springs, Florida 33071

Independent Auditor's Report

To The Stockholder
Itradedirect.com Corp.
Charlevoix, MI

We have audited the accompanying statement of financial condition of Itradedirect.com Corp., Inc., as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itradedirect.com Corp.,Inc. at June 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Coral Springs, Florida
August 25, 2006

ITRADEDIRECT.COM CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash and Cash Equivalents	$	121,110
Deposits With Clearing Organizations		67,065
Receivable From Clearing Organization		304,165
Furniture and Equipment, at Cost less Accumulated Depreciation		27,351
Other Assets		1,777
Total Assets	$	521,468

LIABILITIES

Accounts Payable and Accrued Expenses	$	28,378
Commissions Payable		176,090
Total Liabilities		204,468
Stockholder's Equity:		
Common Stock, Class A, Par Value $ .001, voting 10,000 Shares Authorized, Issued and Outstanding		10
Common Stock, Class A, Par Value $ .001, non-voting 10,000,000 Shares Authorized, 430,250 Shares Issued and Outstanding		430
Additional Paid-in Capital		2,968,584
Accumulated Deficit		(2,652,024)
Total Stockholder's Equity		317,000
Total Liabilities and Stockholder's Equity	$	521,468

See Accompanying Notes to Financial Statements

ITRADEDIRECT.COM CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006

Revenues:	
Brokerage Commissions and Revenues	$ 5,125,151
Service Fee income	612,719
Interest and Dividends	14,476
Total Revenue	5,752,346
Expenses:	
Commissions and Compensation	4,943,972
Regulatory and Clearing Fees	133,769
Rent	76,956
Professional Fees	125,288
Registration and Licenses	82,507
Communications	29,105
Other Expenses	396,346
Depreciation	12,534
Total Expenses	5,800,477
Net Income (Loss)	$ (48,131)

See Accompanying Notes to Financial Statements

ITRADEDIRECT.COM CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accum. Deficit	Total Stockholder's Equity
Balances at July 1, 2005	440	$ 440	$2,721,284	$(2,603,893)	$ 117,831
Capital Contributions			247,300		247,300
Net (Loss)				(48,131)	(48,131)
Balance at June 30, 2006	400	$ 440	$2,968,584	(2,652,024)	$ 317,000

See Accompanying Notes to Financial Statements

ITRADEDIRECT.COM CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

Cash Flows Provided (Required) by Operating Activities:	
Net Income	$ (48,131)
Adjustments to Reconcile Net Income	
to Net Cash Provided by Operating Activities:	
Depreciation	$ 12,534
Loss on Disposition of Equipment	12,972
Gain on Settlement of Capitalized Lease	(11,793)
(Increase) Decrease in Operating Assets:	
Deposits with Clearing Organizations and Other	(31,832)
Receivable From Clearing Organizations	(299,104)
Other Assets	15,594
Decrease in Loan Receivable	13,500
Decrease in Rent Security Deposit	2,000
Increase (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(8,869)
Decrease in Due to Clearing Firm	(14,184)
Increase in Commissions Payable	150,990
Total Adjustments	(158,192)
Net Cash Provided (Used) for Operating Activities	(206,323)
Cash Flows (Required) by Investing Activities:	
Purchase of Furniture and Equipment,	(3,419)
Net Cash (Required) by Investing Activities	(3,419)
Cash Flows Provided (Required) by Financing Activities:	
Settlement of Capitalized Lease Payable	(8,500)
Capital Contributions	247,300
Net Cash Provided (Required) by Financial Activities	238,800
Net (Decrease) in Cash	29,058
Cash at Beginning of the Year	92,052
Cash at End of the Year	$ 121,110
Supplemental Cash Flow Disclosure:	
Interest Payments	$ 2,353
Income Tax Payments	$ 0

See Accompanying Notes to Financial Statements

ITRADEDIRECT.COM CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Organization and Nature of Business

Itradedirect.com Corp. (The Company) was incorporated in the state of Florida on July 7, 1986 and commenced operations as a broker-dealer. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company derives almost all of their revenue from earning commissions on security transactions on a trade-date basis. The company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of SEC rule 15c3-3(k)(ii). On January 12, 2001, the Company became a wholly-owned subsidiary of Itradenow.com Corp. via a stock exchange on a 1 for 1 non-diluted basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use estimates and make judgments. While management has considered all available information, actual amounts could differ from those reported as assets, liabilities, related revenues, costs and expenses.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents for the purpose of determining cash flows.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated over various estimated useful lives utilizing the straight-line method. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation includes amortization expense for leasehold improvements.

Concentration of Credit Risk

The Company maintains cash balances in financial institutions, which at times, may exceed the FDIC insurance limit of $100,000.

Revenue Recognition

Revenues include commissions earned on a trade-date basis for securities transactions.

Income Taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. No provision for income taxes has been made as a result of its current year's net operating loss and the potential carryback of future net income to offset approximately $ 2,000,000 of prior year's net operating losses.

NOTE 2 – DEPOSITS WITH CLEARING ORGANIZATIONS

The Company, pursuant to clearing agreements with North American Clearing, Inc. and Southwest Securities, Inc., provide brokerage clearing services on a fully disclosed basis and has on deposit with its two clearing brokers amounting to the sum of $ 67,065.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The clearing agent remits to the Company on a monthly basis such commissions earned by the Company, less any amounts which might be due to the clearing agent. As of June 30, 2006, the receivable from the clearing agent amounted to $ 304,165. These funds were subsequently received in July 2006.

NOTE 4 – FURNITURE AND EQUIPMENT

A summary of furniture and equipment at June 30, 2006 is as follows:

		Estimated Economic Life
Furniture and Equipment	64,375	5 Years
Less: Accumulated Depreciation	(37,024)	
Total	$ 27,351	

In the year ending June 30, 2006, the company as a result of its closing of its (2) two Florida offices, has disposed of $ 53,594 of fully depreciated fixed assets. In addition, it returned to a leasing company $ 34,393 of telephone equipment resulting in a loss of $ 12,972.

The depreciation incurred in the 2006 fiscal year was $ 12,534.

NOTE 6 – OFFICE FACILITIES

The Company's administrative office is located in Charlevoix, Michigan. The office lease of this office was executed by Itradenow Corp., its corporate parent was renewed for a term of (18) eighteen months commencing July 1, 2006. The rent paid directly by the Itradedirect.com Corp. amounted to $ 59,657. The balance of $13,398 was paid by Itradenow.com. The Company has no legal or contractual obligation to reimburse these office lease payments pursuant to a written management agreement.

The Company closed its Fort Lauderdale offices in late 2005. The rent paid by the Company amounted to $ 17,299.

In May 2005, the Company executed a OSJ agreement in which the registered representative maintains an office in Hauppauge, New York. All operating costs of this office is borne by the OJS.

NOTE 7 - **RELATED PARTIES**

The Company in June 2003, executed an Investment Representative Agreement with its CEO and majority stockholder of Itradenow.com Corp. to perform management services and earn commissions for product sales. The payment of compensation will be subject to available cash flow and the Company assumes no obligation for future payment if cash flow is deficient.

The has a formal management agreement with its Parent Company, whereby the company will pay various non-broker dealer expenditures such as rent, office overhead, etc. and execute lease agreements. The Company has no legal or contractual obligation to reimburse Itradenow.com Corp. for these cash outlays.

NOTE 8 - **OSJ AGREEMENT**

On May 26, 2005, the Company entered into an OJS agreement with a Registered Representative to establish an "Agency & Licensee Office In accordance with various state agencies, the NASD and terms and conditions of the clearing agreement. The OJS is responsible for its related operating expenses and will receive approximately 90% of the gross commissions.

NOTE 9 – **LEGAL AND REGULATORY MATTERS**

Estelle M. Doherty v. Itradenow.com Corp., Itradedirect.com Corp., Eric Arlt and Daniel Koffman - Superior Court Division
The Plaintiff asserted claims for fraud, negligence, misrepresentation And breach of fiduciary duty. The Plaintiff seeks an unspecified amount of damages. Legal counsel and management have not expressed an outcome due to the inherent uncertainties in litigation.

Kenneth and Patricia Whitcombv.Itradedirect.com Corp., Itradenow.com
The claimants seek damages for negligence, breach of fiduciary duty and excessive trading. In November 2005, case was settled for $ 125,000 of which Itradenow.com paid $ 100,000 and the balance by the Company.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Itradedirect.com, Corp.
Charlevoix, MI

In planning and performing our audit of the financial statements of Itradedirect.com, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

(continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

However, we noted the following matters involving the internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Itradedirect.com Corp. for the year ended June 30, 2006, and this report does not affect our report thereon dated August 25, 2006.

(continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these parties.

Coral Springs, Florida
August 25, 2006

Baum & Company PA

ITRADEDIRECT.COM CORP.

MATTERS REQUIRING DISCLOSURE REGARDING INTERNAL CONTROL

Based on the required audit adjustments needed to properly reflect the Company's Financial Statements at yearend, additionally review and monitoring is needed over the Company's accounting personnel to insure accuracy.

Management's proposed resolution of the noted item above:

Management has made efforts to review and monitor its financial records more closely and will have more accounting functions performed internally. Additionally, the Company will engage independent and experienced consultants to conduct periodic reviews of the systems in place.

ITRADEDIRECT.COM CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2006

Total Assets	$ 521,468
Deduct Total Liabilities	(204,468)
Stockholder's Equity	317,000
Add: Subordinated Liabilities	- 0 -
Total Capital and Subordinated Liabilities	317,000
Deduct: Non-Allowable Items	(27,351)
Net Capital before Haircuts	289,649
Less: Haircuts on Securities	(1,602)
Net Capital	288,047
Deduct: Minimum Net Capital Required	(13,632)
Excess Net Capital	$ 274,415

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of June 30, 2006)	
Net Capital, as Reported in Company's Part II (unaudited) Focus Report	139,154
Net Audit Adjustments	148,893
Net Capital Per Above	288,047

Audit adjustments consisted of:

commissions receivable	$ 137,356
accounts payable & accrued expenses	(12,272)
depreciation adjustment	16,254
sundry adjustments	7,555
Total	$ 148,893

Aggregate Indebtedness	$ 204,468